

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 14, 2017

VIA ELECTRONIC MAIL

Sean Bell
Vice President and Corporate Counsel
Pruco Life Insurance Company
213 Washington Street
Newark, NJ 07102-2992

Re: Pruco Life Insurance Company
File Nos. 333-215544 and 811-05826

Pruco Life Insurance Company of New Jersey
File Nos. 333-215543 and 811-03974

SVUL Protector

Registration Statements on Form N-6

Dear Mr. Bell:

On January 13, 2017, Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey ("Pruco New Jersey") filed registration statements on Form N-6 under the Securities Act of 1933 and the Investment Company Act of 1940. The filings were made for the purpose of registering new survivorship variable universal life insurance policies called PruLife SVUL Protector (the "Contract"). Our comments are set forth below.

Unless otherwise noted, the comments made below apply to both Pruco Life's and Pruco New Jersey's registration statements. Further, please consider a comment made with respect to one section of a registration statement applicable to similar disclosure elsewhere in the registration statement. Please also note, for ease of reference, that any page number references refer to the courtesy copy of Pruco Life's registration statement provided to the staff.

PROSPECTUS

1. Please confirm the Edgar contract identifiers are identical to the name of the Contract shown on the cover page.

2. To improve readability, please confirm each capitalized term is defined in and used consistently throughout the prospectus (*e.g.*, the terms "underlying fund," "Fund," and "underlying Funds" appear throughout the prospectus).

1

Cover Page

3. The cover page includes the following statement: "In compliance with U.S. law, Pruco Life delivers this prospectus to Contract Owners that currently reside outside of the United States." Please supplementally explain the purpose of this language and consider whether the language might suggest to the reader that this prospectus is for an offering to investors who reside outside the United States.

Table of Contents:

4. Supplementally, please explain the format/purpose of the listing of funds. Is it pointing the reader to an appendix that is planned to be added to the prospectus?

Summary of the Contract and Contract Benefits

5. Consider renaming the paragraph currently captioned "The Contract Fund" to "Value of the Contract Fund" in light of the discussion that follows.

6. With respect to Death Benefit Protection, consider clarifying in the section that the Limited No-Lapse Guarantee and the Rider to Provide Lapse Protection are part of the Contract and not optional. Please also include similar disclosure in the "Summary of Contract Risks – Risk of Contract Lapse" section that follows.

Summary of Contract Risks

7. Contract Values Are Not Guaranteed: The final sentence explains that "[o]nly the Fixed Rate Option provides a guaranteed rate of return." Please disclose here that this guarantee is "dependent on [the company's] claims paying ability," as is noted in "The Fixed Rate Option" subsection that follows.

8. Risk of Taking Withdrawals: Consider adding a cross-reference to Potential Tax Consequences in the third sentence after referring to Modified Endowment Contract. Otherwise, add a brief discussion about the impact of a Modified Endowment Contract.

9. Risks of Taking a Loan: Please change the subheading to "Risks of Taking a Contract Loan" for consistency with disclosure in that subsection.

10. Limitations on Transfers: In the first sentence, please disclose whether the "year" referred to is the "Contract Year" or "calendar year."

11. Replacement of a Contract: Please consider the appropriateness of the second sentence of this section, particularly given the fact that the contract does not permit an increase to the Basic Insurance Amount.

12. Please include an additional principal risk that the contract's insurance benefits, including the death benefit, are subject to the insurer's claims paying ability and that a contract owner should look to the financial strength of Pruco to determine its claims-paying ability. Please make conforming changes throughout the prospectus.

Summary of Risks Associated with the Variable Investment Options

13. To improve readability, please consider adding a parenthetical after the first sentence of the third paragraph, as follows:

> "The Contract offers investment options through the Advanced Series Trust (the "AST Variable Investment Options")."

Summary of Charges and Expenses

14. Revise the introductory sentence to Table 1 after "for" to read "purchases, surrenders, transfers and other transactions, and certain riders." *See* Item 3 of Form N-6.

15. Surrender Charge: Please confirm that footnote three ("No optional riders have been added to the Contract.") is necessary after footnote two explains that "[r]epresentative insureds are male age 55 and female age 55, both Preferred Best underwriting class, no riders or extras." For Pruco Life only, please also confirm the accuracy of $3.83. *See* page 13 of the prospectus.

16. For clarity, please revise the second sentence in footnote one by adding ", as reflected in the table above," after, "$1000."

17. Mortality and Expense Risk Charge: Please change "0.5%" to "0.50%" for formatting consistency with the disclosure in the "Charges and Expenses" section that follows.

18. Cost of Insurance ("COI") for the Basic Insurance Amount: Please define the term "Net Amount at Risk" either in a footnote to the table or in the definitions section.

19. Additional mortality charge for risk associated with certain health conditions, occupations, avocations, or aviation risks: Please provide the fee for a representative insured or explain why any such disclosure is not required or appropriate.

The Funds

20. Consider making the following sentence bold in order to meet the "conspicuous" requirement in Item 4(d).

> **Each Fund is detailed in a separate prospectus that is provided with this prospectus. You should read the Fund prospectus before you decide to allocated assets to the Variable Investment Options.**

Voting Rights

21. Please confirm that the fifth sentence of the first paragraph is consistent with the last sentence in the same paragraph, in particular with respect to voting of shares held "in our own right."

The Fixed Ration Option

22. Please remove the last two sentences of this subsection's final paragraph: "Accordingly, interests in the Fixed Rate Option are not subject to the provisions of these Acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Rate Option. Any inaccurate or misleading disclosure regarding the Fixed Rate Option is subject to certain generally applicable provisions of federal securities laws.

Charges and Expenses

23. Please revise all headings in this section to correspond to the headings in the fee and expense tables in the Summary of Charges and Expenses. For example, please revise "Sales Charge" to read "Sales Charge on Premium."

24. Please confirm that all charges identified here are reflected in, and consistent with, the fee table, including transaction charges.

25. Please define or delete the term "persistency" as it appears in the third paragraph of this subsection.

26. Cost of Insurance: Please expand the discussion about how "[h]igher or lower Contract Fund values *may result in* higher or lower COI charges" (emphasis added).

27. Additional mortality charge for risk associated with certain health conditions, occupations, avocations, or aviation risks (included in the Summary of Charges and Expenses section on page 4): Please describe this charge, *i.e.*, the amount and the basis on which it is determined and/or assessed.

28. Transaction Charges: Please revise the last sentence in bullet point (b) to refer to "a transaction fee" for withdrawals rather than an "administrative processing" fee for clarity and consistency. Please also revise bullet point (c) to read "Basic Insurance Amount Decrease fee" for consistency with the preceding fee table.

29. Enhanced Cash Value Rider: Please revise the disclosure to explain that $0.50 per $1,000 is the current and maximum charge.

30. Estate Protection Rider: Please confirm the accuracy of "$0.02 to $19.94" given the information disclosed under "Amount Deducted" in Table 2 of Summary of Charges and Expenses.

31. Overloan Protection Rider: Please include a description of this rider or cross-reference a later description.

32. Surrender Charge: Please confirm the maximum initial surrender charge. The charge currently disclosed is inconsistent with the change identified in the fee table.

33. Allocated Charges: For clarity and consistency, please revise item (2) to read "administrative charges for Basic Insurance Amount."

Simultaneous Death

34. Please supplementally explain the purpose of this provision.

Riders

35. Please confirm you have disclosed for each rider, whether the rider must be selected at issue.

36. Limited No Lapse Guarantee and Rider to Provide Lapse Protection: Please disclose whether the Contract Owner will receive any prior notice of the event that will cause lapse/default. In addition, please clarify the meaning of Net Cash Value at the bottom of page 15. *See*, for example, Surrender of Contract on page 24.

37. Guaranteed Contract Split Option Rider:

    a. If appropriate, consider disclosing that the rider is automatically "and only" included with Contracts when the insureds are married . . . ." Also, please move this paragraph to a different section. It is currently listed under Other Optional Riders and it is not optional.

    b. Please explain whether this rider requires new evidence of insurability or has any limits on Face Amount.

    c. Please explain supplementally how the terms of the rider will comply with section 11 of the Investment Company Act of 1940 and rule 11a-2 thereunder.

38. Overloan Protection Rider:

    a. The Overloan Protection Rider must be elected at contract issue. It is unclear why an investor would not elect it as it has no cost at issue and need not be exercised. If there is a downside to electing this rider, please add disclosure identifying it.

    b. If the rider will reduce the Type A Basic Insurance Amount (as is often the case in overloan protection riders), please expressly and prominently state so.

Requirements for Issuance of a Contract

39. If applicable, please disclose any minimum age limit for Contract issuance.

Premiums

40. The second sentence permits the insurer to reject any payment that increases the Death Benefit by more than it increases the Contract Fund. Please explain supplementally how this would happen. Can this limit be used to prevent payments to Type C contracts intended to prevent the contract from lapsing?

41. Minimum Initial Premium: Please define Limited No-Lapse Guarantee Premium.

42. Allocation of Premiums: Please clarify in the first sentence that "charge for sales expenses" is the "sales charge."

Death Benefits – Death Claim Settlement Options

43. This section describes an Alliance Account that resembles a draft account. If this account has any sort of protection, such as that provided bf FDIC, please state so. If the account has no such protections, please state so. Please also explain whether any interest accrues on the account.

Death Benefits – Types of Death Benefit

44. Please provide disclosure in response to Item 8(a)(v) of Form N-6 as to the form of the death benefit provided if a particular form has not been elected.

45. Please briefly explain how a Type A Death Benefit Basic Insurance Amount is reduced by withdrawals.

46. Please define or further explain the "Type C Limiting Amount" and "Type C Death Benefit Factor."

47. Please define "cost of the Contract," as the phrase is used in the paragraph describing Type C Death Benefit.

Surrender of a Contract

48. For clarity, consider cross-referencing the Surrender Charge section.

Legal Proceedings

     49. Supplementally, please confirm that the disclosure complies with Item 13 of Form N-6, including the requirement to include the name of the court and certain other information for any material pending legal proceeding.

Statement of Additional Information

     50. Please include the date of the prospectus to which the SAI relates.

     51. In the section explaining how each type of Contract Death Benefit will vary, for clarity and consistency, please consider using the middle Contract Fund value for each example. We note that for Type A, the example uses the middle Contract Fund value ($400,000), but the examples for Type B and Type C use the higher Contract Fund value ($600,000).

PART C

     52. Please note that copies of actual agreements rather than the "forms of" should be filed as Exhibits, except as expressly permitted by Form N-6 or Rule 483 under the Securities Act of 1933.

ADDITIONAL COMMENTS

     53. Financial Statements, Exhibits, and Certain Other Information

     Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.


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     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Responses to these comments should be made in a letter addressed to me and filed as EDGAR correspondence and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-7692.

Sincerely,

/s/ Kathryn Hinke

Kathryn Hinke
Attorney-Adviser
Disclosure Review and Accounting Office